jERRICK MEDIA HOLDINGS, INC.

2050 CENTER AVENUE, SUITE 640

FORT LEE, NJ 07024

October 24, 2018

John Dana Brown

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jerrick Media Holdings, Inc.
Registration Statement on Form S-1
Filed March 9, 2018
File No. 333-213405

Dear Mr. Brown:

By letter dated April 6, 2018, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Jerrick Media Holdings, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed on March 9, 2018. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General

1.	We note your response to our prior comment 1. The offering has changed significantly since your initial filing. We note that Arthur Rosen is offering a substantial number of shares for resale relative to the number of shares held by non-affiliates. Please advise the staff of the company’s basis for determining that the offer of these shares is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)((i). In this regard, please address the factors referenced in Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Response:

The Company has removed the majority of the shares for resale previously listed under Mr. Rosen from the “Selling Security Holders” table and has updated the disclosure accordingly. Mr. Rosen is no longer offering a substantial number of shares for resale relative to the number of shares held by non-affiliates.

Risk Factors, page 7

Cannabis remains illegal under Federal law, page 13

2.	Please revise this risk factor and the risk factor that follows to reflect the policies under the Trump administration rather than the Obama administration.

Response: The Company has decided to remove this risk factor, amongst certain others related to its “Potent Media Brand” for numerous reasons. When the Company initially filed its Registration Statement on Form S-1, “Potent” was one of six online blogs on the Company’s hosted websites. Since that original filing, that number has grown to over forty and “Potent” is not itself an essential part of the Company’s business or operations. The Company has derived no revenue from the sale of marijuana or marijuana products, nor does it plan to derive any revenue from the sale of marijuana or marijuana products in the future. Additionally, the Company is considering divesting its assets related to the “Potent” brand.

Financial Statements

3.	Please file updated audited financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: We have filed updated audited financial statements in accordance with Rule 8-08 of Regulation S-X.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Jeremy Frommer

Chief Executive Officer

Jerrick Media Holdings, Inc.

2050 Center Avenue, Suite 640

Fort Lee, NJ 07024